UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☑ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended:	December 31, 2004

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Commission file number: 0-19335

www.bmhc.com

Building Materials Holding Corporation

Four Embarcadero Center, Suite 3250, San Francisco, CA 94111

(415) 627-9100

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

We will not be able to file our Form 10-K by March 16, 2005 without unreasonable effort or expense because we are still providing information to our auditor in order to complete their documentation and their related audit procedures in connection with the assessment of internal control over financial reporting in accordance with Section 404 of Sarbanes-Oxley and the rules of the Public Company Accounting Oversight Board. We expect our results of operations for the fourth quarter and year will be consistent with the information reported on Form 8-K dated February 8, 2005. We expect to file our 2004 Annual Report on Form 10-K on or before the extended deadline of March 31, 2005.

The accountant’s statement required by Rule 12b-25(c) is attached hereto as Exhibit 99.1.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Paul S. Street	(415) 627-9100

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☑ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Building Materials Holding Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 16, 2005	/s/ Paul S. Street
Paul S. Street Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary